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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-201

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Cantor Fitzgerald & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street
(No. and Street)

New York (City) — New York (State) — 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas A. Battaglia — 212-294-7849 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name - if individual, state last, first, middle name)

5 Times Square (Address) — New York (City) — New York (State) — 10036-6530 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

11020397

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (06-02).

Cantor Fitzgerald & Co.

Statement of Financial Condition

Year Ended December 31, 2010

TABLE OF CONTENTS

This report ** contains (check all applicable boxes): **Page**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AFFIRMATION

I, Thomas A. Battaglia, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Cantor Fitzgerald & Co. (the "Partnership") , as of December 31, 2010, are true and correct. I further affirm that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Financial Operations Principal
Title

Notary Public

TREASA CHENNIKARA
Notary Public, State of New York
No. 01CH6130322
Qualified in New York County
Commission Expires July 18, 2009/13

Ernst & Young
Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Partners of
Cantor Fitzgerald & Co.

We have audited the accompanying statement of financial condition of Cantor Fitzgerald & Co. (the "Partnership") as of December 31, 2010. The statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cantor Fitzgerald & Co. at December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2011

Cantor Fitzgerald & Co.

Statement of Financial Condition

December 31, 2010
(In Thousands)

Assets		
Cash and cash equivalents		$ 331,532
Cash and securities segregated under federal and other regulations		107,625
Securities purchased under agreements to resell		10,940,249
Securities owned:		
Pledged as collateral	$ 2,544,610	
Unencumbered	187,240	2,731,850
Securities borrowed		425,032
Receivables from brokers, dealers, clearing organizations, customers and related broker-dealers		725,298
Receivables from related parties		18,689
Fixed assets and leasehold improvements, net		7,962
Subordinated receivable from related party		3,000
Other		3,718
Total assets		$ 15,294,955
Liabilities and partners' capital		
Securities sold, not yet purchased		$ 1,680,244
Securities sold under agreements to repurchase		12,496,413
Securities loaned		78,133
Payables to brokers, dealers, clearing organizations, customers and related broker-dealers		547,253
Accrued compensation		62,265
Accounts payable and accrued liabilities		8,596
Payables to related parties		215
Total liabilities		14,873,119
Subordinated borrowings		100,000
Partners' capital:		
General partner		318,618
Limited partner		3,218
Total partners' capital		321,836
Total liabilities and partners' capital		$ 15,294,955

See notes to the statement of financial condition.

Cantor Fitzgerald & Co.

Notes To Statement of Financial Condition

December 31, 2010

1. General and Summary of Significant Accounting Policies

Description of Business – Cantor Fitzgerald & Co. (the "Partnership") is a general partnership organized under the laws of the state of New York. The Partnership is a registered broker-dealer in securities and a futures commission merchant, principally trading in equity, corporate, government, mortgage backed and municipal securities, and financial futures. In addition, the Partnership is in the business of clearing for correspondent customers. The Partnership is a Primary Dealer in US Government Securities. The Partnership is owned by Cantor Fitzgerald Securities ("CFS") (94%), CFLP CF&Co. I Holdings, L.P. (1%), both of which are indirect wholly owned subsidiaries of Cantor Fitzgerald, L.P. ("CFLP" and together with its subsidiaries, "Cantor"), and Cantor Fitzgerald Group Management CF&Co. Holdings, LLC (5%), which is a subsidiary of CF Group Management, Inc. ("CFGM"), the managing general partner of CFLP. In exchange for an indemnity from CFS, CFGM by a separate agreement with CFS, has assigned its entire 5% indirect interest in the Partnership to CFS. CFS is the managing general partner of the Partnership.

Basis of Presentation – The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America, which includes industry practices.

Use of Estimates – In presenting the statement of financial condition, management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in this statement of financial condition.

Cash and Cash Equivalents – The Partnership considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Cash and Securities Segregated Under Federal and Other Regulations – Cash and securities segregated under federal and other regulations are segregated for the protection of customers and for the proprietary accounts of introducing brokers and dealers under the Commodity Exchange Act and Securities Exchange Commission ("SEC") Act of 1934.

Securities Transactions – Commission income and expense on customers', brokers', dealers' and clearing organizations' securities transactions are recorded on a trade date basis. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the statement of financial condition. Securities transactions of the Partnership and the related principal transaction revenues are recorded on a trade date basis.

1. General and Summary of Significant Accounting Policies (continued)

Commissions – Commissions are derived from agency brokerage transactions, whereby the Partnership connects buyers and sellers in the over-the-counter ("OTC") and exchange markets and assists in the negotiation of the price and other material terms of transactions. Commission revenues and the related expenses are recognized on a trade date basis.

Investment Banking and Advisory Services – Investment banking and advisory services includes underwriting revenues, fees for controlled equity offerings, and merger and acquisition advisory services which are accrued when services for the transactions are complete. Transaction related expenses are recognized when incurred. Investment banking and advisory services revenues are presented net of related transaction expenses.

Principal Transactions – Principal transaction revenues are primarily derived from matched principal transactions, whereby the Partnership simultaneously agrees to buy securities from one customer and sell them to another customer. Certain trading businesses are allowed to enter into unmatched principal transactions to facilitate a customer's execution needs for transactions initiated by such customers. Revenues earned from principal transactions represent the spread between the buy and sell price of the security, commodity or derivative. Principal transaction revenues and related expenses are recognized on a trade date basis. Positions held as part of principal transactions are marked to market on a daily basis.

Securities Owned and Securities Sold, Not Yet Purchased – Securities owned and securities sold, not yet purchased are recorded at fair value based on current listed market prices or broker quotes.

Fair Value – Financial Accounting Standards Board ("FASB") issued guidance on fair value measurement that defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and further expands disclosures about such fair value measurements.

1. General and Summary of Significant Accounting Policies (continued)

The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 measurements – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 measurements – Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

- Level 3 measurements – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

In determining fair value,, the Partnership separates financial instruments owned and financial instruments sold, but not yet purchased into two categories: cash instruments and derivative contracts.

- Cash Instruments—Cash instruments are generally classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S government securities, equities and municipal obligations. Such instruments are generally classified within Level 1 of the fair value hierarchy. The Partnership does not adjust the quoted price for such instruments, even in situations where the Partnership holds a large position and a sale could reasonably impact the quoted price.

The types of instruments valued based on quoted prices in markets that are not active, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency include certain U.S government securities, agency securities and corporate bonds. Such instruments are generally classified within Level 2 of the fair value hierarchy.

1. General and Summary of Significant Accounting Policies (continued)

- Derivative Contracts—Derivative contracts can be exchange-traded or OTC. Exchange-traded derivatives, typically fall within Level 1 or Level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. The Partnership generally values exchange-traded derivatives using the closing price from the exchange. OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. For OTC derivatives that trade in liquid markets, such as generic options, certain forwards and To Be Announced ("TBAs"), model inputs can generally be verified and model selection does not involve significant management judgment. Such instruments are typically classified within Level 1 or 2 of the fair value hierarchy.

Securities Sold Under Agreements to Repurchase and Securities Purchased Under Agreements to Resell – Securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("reverse repurchase agreements") are accounted for as collateralized financing transactions and are recorded at the contractual amount for which the securities will be repurchased or resold, including accrued interest. The Partnership offsets certain repurchase agreements and reverse repurchase agreements when a legal right of offset exists under master netting arrangements, which are enforceable by law. It is the policy of the Partnership to obtain possession of collateral with a market value equal to, or in excess of, the principal amount loaned under reverse repurchase agreements. Collateral is valued daily and the Partnership may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities Lending Activities – Securities borrowed and loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Partnership to deposit cash with the lender. The Partnership monitors the market value of securities borrowed on a daily basis and obtains additional collateral as necessary to ensure such transactions are adequately collateralized.

1. General and Summary of Significant Accounting Policies (continued)

Fixed Assets and Leasehold Improvements – Fixed assets are recorded at historical cost and depreciated over their estimated economic useful lives, generally three to five years, using the straight-line method. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter.

The Partnership has asset retirement obligations related to certain of its leasehold improvements, which it accounts for using the guidance from FASB, *Accounting for Asset Retirement Obligations*, which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset. The liability is discounted and accretion expense is recognized using the long-term composite risk-free interest rate in effect when the liability was initially recognized. The carrying value of the Partnership asset retirement obligation is $0.1 million at December 31, 2010, which approximates fair value and is included in Accounts payable and accrued liabilities in the statement of financial condition.

Income Taxes – Under applicable federal and state laws, the taxable income or loss of a general partnership is allocated to each partner based upon its ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Partnership is subject to the Unincorporated Business Tax ("UBT") in the City of New York for which it records an income tax provision.

Equity-Based Compensation – CFLP provides awards to certain employees of the Partnership in the form of grant units in CFLP ("grant units"). Grant units entitle the employees to participate in quarterly distributions of CFLP's income and to receive certain post-termination payments. Grant units are accounted for as liability awards under the FASB guidance, which requires that the Partnership record an expense for liability awards at fair value each reporting period.

1. General and Summary of Significant Accounting Policies (continued)

Recently Adopted Accounting Pronouncements

In January 2010, the FASB issued guidance on *Fair Value Measurements and Disclosures (Topic 820) - Improving Disclosures about Fair Value Measurements.* This guidance provides amended disclosure requirements related to fair value measurements, including the amounts of and reasons of transfers in and out of Levels 1 and 2 fair value measurements and reporting activity in the reconciliation of Level 3 fair value measurements on a gross basis. This guidance provides amendments that clarify existing disclosures regarding the level of disaggregation for providing fair value measurement disclosures for each class of assets and liabilities. In addition, it clarifies existing disclosures about inputs and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements that are required for either Level 2 or Level 3. This guidance was effective for interim and annual reporting periods ending after December 15, 2009 except for the disclosures about the roll forward of activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 31, 2010 and for interim periods within those fiscal years. The adoption of this guidance did not have a material effect on the Partnership's statement of financial condition.

2. Fair Value Measurement

The Partnership's Securities owned and Securities sold, not yet purchased consisted of the following (in thousands):

	Owned	Sold, Not Yet Purchased
As of December 31, 2010		
Trading securities:		
U.S. Government securities and agencies	$ 1,099,005	$ 1,557,451
Agency mortgage backed securities	1,289,309	12,592
Corporate bonds	276,931	83,379
Equities	58,421	25,041
Municipal bonds	7,179	-
Options	1,005	1,065
Futures	-	716
Total	$ 2,731,850	$ 1,680,244

2. Fair Value Measurement (continued)

The following tables set forth by level within the fair value hierarchy financial assets and liabilities accounted for at fair value under FASB guidance at December 31, 2010 (in thousands):

	Assets at fair value at December 31, 2010			
Description	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value, December 31, 2010
Securities owned:				
US Government, agencies and other sovereign obligations	619,290	479,715	-	1,099,005
Agency mortgage backed securities	-	1,289,309	-	1,289,309
Corporate bonds	-	275,512	-	275,512
Equities	59,840	-	-	59,840
Municipal bonds	7,179	-	-	7,179
Options	1,005	-	-	1,005
Total	687,314	2,044,536	-	2,731,850

	Liabilities at fair value at December 31, 2010			
Description	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value, December 31, 2010
Securities sold, not yet purchased:				
US Government, agencies and other sovereign obligations	1,282,116	275,335	-	1,557,451
Agency mortgage backed securities	-	12,592	-	12,592
Corporate bonds	-	83,379	-	83,379
Equities	25,041	-	-	25,041
Options	1,065	-	-	1,065
Futures	716	-	-	716
Total	1,308,938	371,306	-	1,680,244

2. Fair Value Measurement (continued)

Derivative Contracts – Derivative contracts can be exchange traded contracts or OTC contracts which can be used for trading and investment purposes or for asset and liability management. Offsetting positions are netted in situations where netting is appropriate. Derivative contracts are recorded at fair value, net of cash collateral, and are included as part of Securities owned and Securities sold, not yet purchased in the accompanying statement of financial condition.

At December 31, 2010, the Partnership had exchange traded futures with observable inputs. The notional value of these futures contracts is $158.3 million. The fair value, $0.7 million, of exchange traded futures is recorded as part of Securities sold, not yet purchased in the accompanying statement of financial condition. The fair value of the futures is included in the Securities sold, not yet purchased table above.

The Partnership had TBA mortgage backed securities contracts. The notional value of the TBA contracts is $1.7 billion. The fair value, $5.1 million and $8.4 million, of TBA contracts are recorded as part of Securities owned, and Securities sold, not yet purchased, respectively, in the accompanying statement of financial condition. The fair values of the TBAs are included under Agency mortgage backed securities in the Securities owned and Securities sold, not yet purchased table above.

The Partnership also had option contracts. The notional value to the option contracts is $35.9 million. These options are recorded as part of Securities owned and Securities sold, not yet purchased. The fair value of options under Securities owned and Securities sold not yet purchased is $1.1 million and $1.0 million, respectively, and is included in the accompanying statement of financial condition. The fair values of options are included under Options in the Securities owned and Securities sold, not yet purchased table above.

3. Receivables from and Payables to Brokers, Dealers, Clearing Organizations, Customers and Related Broker-Dealers

At December 31, 2010, amounts receivable from and payable to brokers, dealers, clearing organizations, customers and related broker-dealers include (in thousands):

Receivables:	
Contract values of fails to deliver	$ 484,088
Net pending trades	160,180
Receivables from clearing organizations	50,008
Receivables from customers	13,899
Receivable from futures carrying broker	9,228
Other receivables from brokers, dealers and and related broker-dealers	7,123
Accrued commissions receivable, net	772
Total receivables	$ 725,298
Payables:	
Contract values of fails to receive	$ 528,425
Payables to customers	12,387
Payables to clearing organizations	4,594
Other payables to brokers, dealers and related broker-dealers	1,847
Total payables	$ 547,253

A portion of these receivables and payables are with Cantor and CastleOak Securities, L.P. ("CastleOak"), an affiliate of CFLP, (see Note 7, Related Party Transactions, for additional information related to these receivables and payables).

3. Receivables from and Payables to Brokers, Dealers, Clearing Organizations, Customers and Related Broker-Dealers (continued)

Receivables from and payables to brokers, dealers and clearing organizations primarily represent amounts due on undelivered securities; primarily mortgage backed issues, governments, equities and corporate bonds and cash on deposit with clearing organizations.

Receivables from and payables to customers include amounts due on cash transactions. At December 31, 2010, there were no customer securities that had been received by the Partnership as collateral to support margin financings.

4. Securities Financing Transactions

At December 31, 2010, the Partnership had accepted collateral that it is permitted by contract or custom to sell or repledge. Such collateral consisted primarily of securities received from customers and other broker-dealers in connection with both reverse repurchase agreements and securities borrowed. At December 31, 2010, the fair value of such collateral was $13.8 billion. In conjunction with the Partnership's securities financing activities, collateral with a fair value of $14.2 billion was loaned to counterparties. Additionally, a portion of collateral received is used by the Partnership to cover short sales, to obtain financing, and to satisfy deposit requirements at clearing organizations. At December 31, 2010, collateral of $1.7 billion had been delivered against securities sold short or repledged by the Partnership.

5. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements consisted of the following as of December 31, 2010 (in thousands):

	Amount
Computer and communication equipment	$ 2,995
Leasehold improvements and other fixed assets	9,894
Software, including software development costs	1,797
	14,686
Less: accumulated depreciation and amortization	6,724
Fixed assets and leasehold improvements, net	$ 7,962

In accordance with the FASB guidance for *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, the Partnership capitalizes qualifying computer software costs incurred during the application development stage and amortizes them over their estimated useful life of three years on a straight-line basis. The carrying value of capitalizable qualifying computer software costs amounted to $0.4 million at December 31, 2010.

6. Commitments, Contingencies and Guarantees

Leases – The Partnership is obligated for minimum rental payments under various non-cancelable leases, principally for office space, expiring at various dates through 2027. As of December 31, 2010, minimum lease payments under these arrangements are as follows (in thousands):

	Amount
Years Ending December 31,	
2011	$ 3,468
2012	3,385
2013	3,341
2014	3,128
2015	2,987
Thereafter to 2027	30,090
Total	$ 46,399

Certain of these leases contain escalation clauses that require payment of additional rent to the extent of increases in certain operating and other costs. The amounts in the above table do not include amounts related to such escalation clauses.

Guarantees – The Partnership is a member of various securities clearing organizations and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearing organizations or exchange, all other members would be required to meet the shortfall. The Partnership's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Partnership to be required to make payments under these arrangements is remote. Accordingly, no liability was required to be recorded in the statement of financial condition.

Legal Matters – In the ordinary course of business, various legal actions are brought and are pending or threatened against the Partnership. In some of these actions, substantial amounts are claimed. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business, judgments, settlements, fines, penalties, injunctions, or other relief.

The Partnership contests liability and/or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Partnership cannot predict with certainty the loss or range of loss related to such matters, how such matters will be

6. Commitments, Contingencies and Guarantees (continued)

resolved, when they ultimately will be resolved, or what the eventual settlement, fine, penalty, or other relief might be. Subject to the foregoing, the Partnership believes, based on current knowledge and after consultation with counsel, that the outcome of each such pending matter will not have a material adverse effect on the statement of financial condition.

Legal reserves are established in accordance with FASB guidance on *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. The outcome of such items cannot be determined with certainty; therefore, we cannot predict what the eventual loss or range of loss related to such matters will be. Our management believes that based on currently available information, the final outcome of these current pending matters will not have a material adverse effect on the statement of financial condition of the Partnership.

Risks and Uncertainties – The Partnership generates revenues by providing securities trading and brokerage activities to institutional customers and by executing, and in some cases, clearing transactions for institutional counterparties. Revenues for these services are transaction based. As a result, the Partnership's revenue could vary based on the transaction volume of the global financial markets. Additionally, the Partnership's financing is sensitive to interest rate fluctuations and could have an impact on the Partnership's overall profitability.

Financing – The Partnership has a commitment to provide a subordinated revolving line of credit of up to $10.0 million to CastleOak. At December 31, 2010, there was an outstanding balance of $3.0 million which is included in Subordinated receivable from related party in the statement of financial condition.

At December 31, 2010, in connection with its financing activities, the Partnership had commitments to enter into or extend resale agreements. At December 31, 2010, there were $350.0 million in resale commitments.

7. Related Party Transactions

The Partnership's receivables from and payables to related parties represent uncollateralized advances and amounts due to related parties for support services provided.

7. Related Party Transactions (continued)

The Partnership provides clearing and settlement services, under contractual agreements, with various subsidiaries of Cantor. These entities may introduce the Partnership international and domestic counterparties who buy and sell securities.

The Partnership provides clearing and settlement services for a fee, under contractual agreements, with CastleOak and Aqua Securities, L.P. ("Aqua").

The Partnership has entered into a repurchase agreement with CFS as of December 31, 2010. The contract value of the repurchase agreement at December 31, 2010 was $19.9 million and is included in Securities purchased under agreements to resell on the statement of financial condition.

CFS and CFLP provide the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for utilization of fixed assets, accounting, operations, human resources and legal services. Under an Amended and Restated Joint Services Agreement between the Partnership and BGC Partners, Inc. and its affiliates ("BGCP"), BGCP provides network, data center, server administration support, and other technology services to the Partnership.

An affiliate of the Partnership enters into various agreements with certain of its employees whereby these employees receive forgivable loans. These forgivable loans are stated at historical value net of amortization by the affiliate, and amortization is calculated primarily using the straight-line method over the term of the contract, which is generally two or three years.

8. Grant Units

CFLP provides grant units to certain employees of the Partnership that entitle the employees to participate in quarterly distributions of CFLP's income and to receive post-termination payments equal to the notional value of the grant in four equal yearly installments after the employee's termination provided that the employee has not engaged in any competitive activity with the Partnership or its affiliates prior to the date each payment is due. Typically, the grant units vest

8. Grant Units (continued)

during the period of requisite service up to four years. Grant units are accounted for by CFLP as liability awards under FASB guidance. The liability incurred by CFLP for such grant units is re-measured at the end of every reporting period, and accordingly, any changes in the fair value of such liability are allocated to the Partnership.

9. Regulatory Capital Requirements

As a registered broker-dealer, the Partnership is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Partnership has elected to compute its net capital using the alternative method, which requires the Partnership to maintain minimum net capital equal to the greater of $1.0 million, or 2% of aggregate debit balances arising from customer transactions, plus excess margin collected on resale agreements, as defined. As a registered futures commission merchant, the Partnership is subject to Regulation 1.17 of the Commodities Future Trade Commission ("CFTC"), which requires the Partnership maintain minimum adjusted net capital equal to the greater of 8% of customer and non–customer risk maintenance margin requirement, or $1.0 million. At December 31, 2010, the Partnership had net capital, as defined, of $177.3 million, which was $164.8 million in excess of its required net capital.

The Partnership is also subject to the SEC Customer Protection Rule ("Rule 15c3-3"). For the December 31, 2010 customer reserve computation, the Partnership segregated qualified securities with a contract value of $21.7 million into a special reserve account in addition to $76.0 million in cash and money markets for the exclusive benefit of customers.

The Partnership is also required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB") pursuant to Rule 15c3-3. For the December 31, 2010 PAIB reserve computation, the Partnership segregated qualified securities with contract value of $6.7 million into a special reserve account for the exclusive benefit of PAIB customers.

As a registered futures commission merchant, the Partnership is required to perform computations of the requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act. As of December 31, 2010, assets segregated, secured and held in separate accounts totaled $13.2 million and exceeded requirements by $2.3 million.

10. Financial Instruments and Off-Balance Sheet Risk

Trading Activities – The Partnership's trading activities include providing securities brokerage services to institutional clients and other broker-dealers. To facilitate customer transactions,

10. Financial Instruments and Off-Balance Sheet Risk (continued)

the Partnership will take principal positions in financial instruments, such as equities, corporate obligations, government and mortgage backed securities, options and warrants.

Market Risk – Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, or other factors will result in losses for a specified position. In the normal course of business, the Partnership enters into transactions to purchase long inventory securities and sell securities not yet purchased, which are recorded as assets and liabilities on the statement of financial condition. The Partnership is exposed to the risk that potential market price changes may cause the ultimate asset or liability for such commitments to differ from the amount recognized on the statement of financial condition.

The Partnership does not act as a dealer or trader of complex derivatives such as swaps, collars, and caps. However, the Partnership may, from time to time, enter into foreign exchange forwards, TBAs and future contracts to provide an economic hedge for the Partnership's trading inventory against interest and foreign currency fluctuations. The Partnership also enters into option contracts to hedge against adverse market fluctuations of equity investments.

Counterparty Credit Risk – Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Partnership incurring losses. As a securities broker-dealer, the Partnership is engaged in various securities trading and brokerage activities, servicing a diverse group of domestic and foreign corporations, governments and institutional and individual investors. A substantial portion of the Partnership's transactions are fully collateralized and are executed with and on behalf of institutional investors including major brokers and dealers, money center and other commercial banks, insurance companies, pension plans, and other financial institutions. The Partnership's exposure to the risk of incurring losses associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities and commodities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Partnership.

10. Financial Instruments and Off-Balance Sheet Risk (continued)

The Partnership monitors counterparty activity daily and does not anticipate non-performance by counterparties. The Partnership has a policy of periodically reviewing the credit worthiness of each counterparty with which it conducts business.

Customer Activities – The Partnership's customer activities include the execution, settlement, custody, and financing of various securities and commodities transactions on behalf of customers. These activities may expose the Partnership to off-balance sheet risk in the event a customer is unable to fulfill its contractual obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

The Partnership transacts customer securities activities on a delivery versus payment, cash or margin basis. In margin transactions, the Partnership extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Partnership executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Partnership to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Partnership may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

The Partnership seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Partnership monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

The Partnership's customer financing and securities settlement activities require the Partnership to pledge customer securities as collateral in support of various secured financing sources, such as bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Partnership may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Partnership controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Partnership establishes credit limits for such activities and monitors compliance on a daily basis.

11. Collateralized Borrowings

In the first quarter of 2010, the Partnership entered into a $150.0 million committed, secured bank facility that permits the Partnership along with its affiliate, Cantor Fitzgerald Europe to finance a broad array of US fixed income and equity securities. The facility is structured as a 364 day senior secured revolving credit facility involving three banks participating in equal amounts. The borrowings are guaranteed by CFLP. The facility is used on a regular basis to finance inventory. The facility matures on January 10, 2011. There were no borrowings outstanding under the facility at December 31, 2010. The interest rate on this facility is 1 month LIBOR plus 225 basis points.

12. Subordinated Borrowings

The Partnership has two subordinated borrowings. The first borrowing is with CFS in the sum of $99.0 million and the second borrowing is with CFLP in the sum of $1.0 million. The current rate of interest on both borrowings is three month LIBOR plus 600 basis points. Each borrowing is comprised of two equal tranches maturing on September 10, 2014 and April 26, 2015, respectively. These borrowings are subordinated to the claims of general creditors, approved by FINRA and other regulators, and are included in the Partnership's calculation of net capital and the capital requirements in NYSE Rule 326.

13. Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the statement of financial condition carrying amounts and the tax bases of existing assets and liabilities. As of December 31, 2010, the Partnership has net deferred tax assets of $0.7 million.

13. Income Taxes (continued)

The following is a reconciliation of the beginning and ending balance of the gross unrecognized tax benefits for the year ended December 31, 2010 (in thousands):

ASC 740

Gross Unrecognized Tax Benefits		
Beginning balance at January 1, 2010	$	263
Increases based on tax postions related to current period		-
Increases based on tax postions related to prior periods		-
Decreases based on tax positions related to prior periods		-
Increases (decreases) related to settlements with tax authorities		-
Increases (decreases) related to lapse of applicable statute of limitations		-
Ending balance at December 31, 2010	$	263

The total amount of unrecognized tax benefits was $0.3 million, net of federal benefit of state issues, competent authority and foreign tax credit offsets, as of December 31, 2010, which if recognized, would favorably affect the effective tax rate in future periods. No penalties were accrued.

Included in the balance at December 31, 2010, there is a $0.3 million potential New York City UBT adjustment relating to allocation factors and $0.2 million of interest calculated from the proposed adjustment as of April 15, 2002.

14. Subsequent Event

On January 10, 2011 the Partnership extended its secured bank facility which will now mature on January 10, 2012, at an interest rate of 1 month LIBOR plus 175 basis points. The Partnership has evaluated subsequent events through the filing date.

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STATEMENT OF FINANCIAL CONDITION

Cantor Fitzgerald & Co.
December 31, 2010
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

STATEMENT OF FINANCIAL CONDITION

Cantor Fitzgerald & Co.
December 31, 2010
With Report of Independent Registered Public Accounting Firm
(SEC ID. No. 8-201)
(CFTC ID. No. 5288)